UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated February 6, 2015, announcing its share capital was increased following the contribution in kind of 30 perpetual convertible preferred equity instruments.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated February 6, 2015, announcing that it received several transparency notifications from different shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
EURONAV NV (Registrant)
Dated: February 6, 2015	By:	/s/ Hugo De Stoop
Hugo De Stoop Chief Financial Officer

EXHIBIT 99.1

CONTRIBUTION OF CONVERTIBLE PREFERRED EQUITY

ANTWERP, Belgium, 6 February 2015 – Euronav NV (NYSE: EURN & Euronext: EURN)  announces that on 6 February 2015 its share capital was increased following the contribution in kind of 30 perpetual convertible preferred equity instruments issued on 15 December 2013 which resulted in the issuance of 9,459,283 new ordinary shares.

That results in the following overview:

	Before	Current
Total subscribed capital (USD)	162,764,713.94	173,046,122.14
Total number of ordinary shares in issue (with voting rights)*	149,749,666	159,208,949
Total number of outstanding perpetual convertible preferred security	30	0
* of which 1,750,000 shares are treasury shares

*  *  *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of unaudited fourth quarter results: Wednesday 11 February 2015

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 52 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 26 VLCCs of which 1 in joint venture and 23 Suezmaxes (of which 4 in joint venture). The company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

EXHIBIT 99.2

Transparency legislation

Following the Initial Public Offering of its ordinary shares in the USA, the conversion of the outstanding perpetual convertible preferred securities as well as some trading in the share and in accordance with the Law of 2 May 2007, relating to the disclosure of important shareholdings in listed companies, Euronav NV announces that it received several transparency notifications from different shareholders, resulting in the following:

Shareholder	Position as per the last notification	Percentage of the share capital outstanding at the moment of notification
York Capital Management Global Advisers LLC (1)	7,389,003	4.93% (4)
GoldenTree Asset Management LP (2)	- (3)	- (3)

(1)	York Capital Management Global Advisers LLC, acting as fund manager (with control of voting rights) for several funds, disclosed a crossing below the 5% threshold.
(2)	GoldenTree Asset Management LP and GoldenTree Asset Management LLC announced a passive crossing below the 5% threshold due to the capital increase of 28 January 2015.
(3)	In accordance with applicable regulations the notifying shareholder is not required to disclose the number of shares held in the event its holding has fallen below the 5% threshold.
(4)	Percentage calculated on the basis of a total of 149,749,666 shares, i.e. prior to the capital increase following the contribution of the outstanding perpetual convertible preferred securities.

Today's capital base and number of shares are as follows:

Current
Total subscribed capital (USD)	USD 173,046,122.14
Total number of ordinary shares in issue (with voting rights)*	159,208,949
Total number of outstanding convertible bonds maturing 2015	0
Total number of outstanding convertible bonds maturing 2018	0
Total number of outstanding perpetual convertible preferred security	0
* of which 1,750,000 shares are treasury shares

The notifications received in relation to the transparency legislation are available on the website in the investor relations section http://www.euronav.com.

*  *  *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of unaudited fourth quarter results: Wednesday 11 February 2015
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 52 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 26 VLCCs of which 1 in joint venture and 23 Suezmaxes (of which 4 in joint venture). The company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.